FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                       of the Securities Exchange Act of
                                     1934


                                 March 29, 2007

                       Commission File Number 001-14978


                              SMITH & NEPHEW plc
                              (Registrant's name)


                                15 Adam Street
                           London, England WC2N 6LA
             (Address of registrant's principal executive offices)


     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

               Form 20-F  X                   Form 40-F
                         ---                            ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]

               Yes                            No  X
                   ---                           ---

     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.]

               Yes                            No  X
                   ---                           ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 Smith & Nephew plc
                                                 (Registrant)


Date: March 29, 2007
                                                  By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary




                     Smith & Nephew plc ('the Company')

                         Annual Information Update

The Company announces that in accordance with the requirements of Prospectus Rule 5.2, the following information has been published or made available to the public during the 12 months ended 28 March 2007 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

For the purposes of this update the information is only referred to and full copies of each item can be found at the locations specified below.



1. ANNOUNCEMENTS MADE VIA A REGULATORY INFORMATION SERVICE.

All documents listed below were published via RNS, a Regulatory News Service provided by the London Stock Exchange, on the dates indicated.


Date             Nature and Brief Description of Information


16 Mar 2006      Notification of Director's Shareholding
                 - Peter Hooley.

16 Mar 2006      Notification of Director's Shareholding
                 - Sir Christopher O'Donnell.

16 Mar 2006      Notification of Director/PDMR Shareholding
                 - Peter Arnold.

16 Mar 2006      Notification of Director's Shareholding
                 - David Illingworth.

16 Mar 2006      Notification of Director/PDMR Shareholding
                 - Sarah Byrne-Quinn.

16 Mar 2006      Notification of Director/PDMR Shareholding
                 - Mark Augusti.

16 Mar 2006      Notification of Director/PDMR Shareholding
                 - Peter Huntley.

16 Mar 2006      Notification of Director/PDMR Shareholding
                 - Scott Flora.

16 Mar 2006      Notification of Director/PDMR Shareholding
                 - Paul Williams.

16 Mar 2006      Notification of Director/PDMR Shareholding
                 - James Ralston.

16 Mar 2006      Notification of Director/PDMR Shareholding
                 - James Dick.

16 Mar 2006      Notification of Director/PDMR Shareholding
                 - Joseph Woody.

27 Mar 2006      Annual Information Update.

7 Apr 2006       Timing of First Quarter Results.

18 Apr 2006      Timing Change of First Quarter Results Conference Call.

19 Apr 2006      Notification of Director's Shareholding
                 - David Illingworth.

19 Apr 2006      Notification of Director/PDMR Shareholding
                 - Mark Augusti.

19 Apr 2006      Notification of Director/PDMR Shareholding
                 - Scott Flora.

19 Apr 2006      Notification of Director/PDMR Shareholding
                 - James Ralston.

20 Apr 2006      Notification of Major Interests in Shares
                 - The Capital Group Companies, Inc holding 13.00%.

27 Apr 2006      Announcement of 2006 First Quarter Results.

27 Apr 2006      Document Available for Viewing at the UKLA
                 re Resolutions Passed at AGM.

28 Apr 2006      Notification of Director's Shareholding
                 - Warren Knowlton.

8 May 2006       Notification of Director/PDMR Shareholding
                 - Peter Huntley.

10 May 2006      Announcement re Smith & Nephew receives
                 FDA Approval for Birmingham HipTM Resurfacing
                 System.

15 May 2006      Notification of Director/PDMR Shareholding
                 - Paul Williams.

15 May 2006      Notification of Director's Shareholding
                 - Sir Christopher O'Donnell.

15 May 2006      Notification of Director/PDMR Shareholding
                 - Peter Huntley.

19 May 2006      Announcement re Companies Act 1985 S198 Notification
                 - Deutsche Bank AG.

23 May 2006      Notification of Director's Shareholding
                 - David Illingworth.

23 May 2006      Notification of Director/PDMR Shareholding
                 - Mark Augusti.

23 May 2006      Notification of Director/PDMR Shareholding
                 - Scott Flora.

23 May 2006      Notification of Director/PDMR Shareholding
                 - James Ralston.

06 Jun 2006      Notification of Major Interests in Shares
                 - The Capital Group Companies, Inc holding 14.01%.

12 Jun 2006      Notification of Director/PDMR Shareholding
                 - Peter Arnold.

21 Jun 2006      Notification of Director's Shareholding
                 - Adrian Hennah.

23 Jun 2006      Timing of 2005 Second Quarter & Interim Results.

30 Jun 2006      Announcement re Smith & Nephew Receives Subpoena
                 from US Department of Justice.

30 Jun 2006      Notification of Purchase of Shares by
                 Smith & Nephew 2004 Employees' Share Trust.

11 Jul 2006      Announcement re Smith & Nephew Acquires
                 OsteoBiologics Inc.

17 Jul 2006      Notification of Major Interests in Shares
                 - The Capital Group Companies, Inc holding 15.20%.

21 Jul 2006      Notification of Major Interests in Shares
                 - The Capital Group Companies, Inc holding 16.04%.

26 Jul 2006      Notification of Director's Shareholding
                 - David Illingworth.

26 Jul 2006      Notification of Director/PDMR Shareholding
                 - Mark Augusti.

26 Jul 2006      Notification of Director/PDMR Shareholding
                 - Scott Flora.

26 Jul 2006      Notification of Director/PDMR Shareholding
                 - James Ralston.

27 Jul 2006      Announcement of Second Quarter & Interim Results.

31 Jul 2006      Smith & Nephew Statement re update US DOJ subpoena.

01 Aug 2006      Block Listing Six Monthly Return as at 23 July 2006.

25 Aug 2006      Notification of Major Interests in Shares
                 - The Capital Group Companies, Inc holding 17.24%.

30 Aug 2006      Announcement re Product Launch - Enhanced ALLEVYNTM
                 Non-Adhesive Dressing.

14 Sep 2006      Notification of Director/PDMR Shareholding
                 - Paul Williams.

14 Sep 2006      Notification of Director's Shareholding
                 - Sir Christopher O'Donnell.

20 Sep 2006      Notification of Major Interests in Shares
                 - The Capital Group Companies, Inc holding 16.99%.

21 Sep 2006      Timing of 2005 Third Quarter Results.

16 Oct 2006      Notification of Director's Shareholding
                 - David Illingworth.

16 Oct 2006      Notification of Director/PDMR Shareholding
                 - Mark Augusti.

16 Oct 2006      Notification of Director/PDMR Shareholding
                 - Scott Flora.

16 Oct 2006      Notification of Director/PDMR Shareholding
                 - James Ralston.

2 Nov 2006       Statement re Response to Press Speculation re Biomet.

2 Nov 2006       Announcement of 2006 Third Quarter Results.

2 Nov 2006       Notification of Director/PDMR Shareholding
                 - Paul Williams.

6 Nov 2006       Announcement re Companies Act 1985 S198 Notification
                 - AXA Investment Managers UK Limited.

14 Nov 2006      Notification of Director's Shareholding
                 - Sir Christopher O'Donnell.

14 Nov 2006      Notification of Director/PDMR Shareholding
                 - Paul Williams.

5 Dec 2006       Notification of Director/PDMR Shareholding
                 - Sarah Byrne-Quinn.

5 Dec 2006       Notification of Director/PDMR Shareholding
                 - Peter Arnold.

5 Dec 2006       Notification of Director/PDMR Shareholding
                 - Peter Huntley.

18 Dec 2006      Announcement re Smith & Nephew Terminates
                 Discussions with Biomet.

20 Dec 2006      Announcement re Companies Act 1985 S198 Notification
                 - Barclays plc.

21 Dec 2006      Notification of Director's Shareholding
                 - Warren Knowlton.

27 Dec 2006      Notification of Director's Shareholding
                 - David Illingworth.

27 Dec 2006      Notification of Director/PDMR Shareholding
                 - Mark Augusti.

27 Dec 2006      Notification of Director/PDMR Shareholding
                 - Michael Frazzette.

27 Dec 2006      Notification of Director/PDMR Shareholding
                 - Joseph Woody.

29 Dec 2006      Notification re Smith & Nephew
                 - Voting Rights & Capital.

9 Jan 2007       Notification of Director/PDMR Shareholding
                 - Mark Augusti.

11 Jan 2007      Notification of Director's Shareholding
                 - David Illingworth.

11 Jan 2007      Notification of Director/PDMR Shareholding
                 - Mark Augusti.

11 Jan 2007      Notification of Director/PDMR Shareholding
                 - James Ralston.

19 Jan 2007      Notification re Smith & Nephew
                 - Voting Rights & Capital.

26 Jan 2007      Block Listing Six Monthly Return
                 as at 23 January 2007.

31 Jan 2007      Notification re Smith & Nephew
                 - Voting Rights & Capital.

8 Feb 2007       Announcement of Results for the Fourth Quarter
                 and Year Ended 31 December 2006.

12 Feb 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

13 Feb 2007      Notification of Additional Listing
                 - Listing of Ordinary Shares.

13 Feb 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

15 Feb 2007      Notification of Director's Shareholding
                 - Warren Knowlton

16 Feb 2007      Notification of Director's Shareholding
                 - David Illingworth.

19 Feb 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

28 Feb 2007      Notification re Smith & Nephew
                 - Voting Rights & Capital.

12 Mar 2007      Notification of Acquisition
                 - Smith & Nephew buys major European
                   orthopaedic business.

13 Mar 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

14 Mar 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

15 Mar 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

19 Mar 2007      Notification of Director's Shareholding
                 - David Illingworth.

19 Mar 2007      Notification of Director's Shareholding
                 - Sir Christopher O'Donnell.

19 Mar 2007      Notification of Director's Shareholding
                 - Adrian Hennah.

19 Mar 2007      Notification of Director/PDMR Shareholding
                 - Peter Arnold.

19 Mar 2007      Notification of Director/PDMR Shareholding
                 - Sarah Byrne-Quinn.

19 Mar 2007      Notification of Director/PDMR Shareholding
                 - Mark Augusti.

19 Mar 2007      Notification of Director/PDMR Shareholding
                 - Michael Frazzette.

19 Mar 2007      Notification of Director/PDMR Shareholding
                 - Peter Huntley.

19 Mar 2007      Notification of Director/PDMR Shareholding
                 - James Ralston.

19 Mar 2007      Notification of Director/PDMR Shareholding
                 - Paul Williams.

19 Mar 2007      Notification of Director/PDMR Shareholding
                 - Joseph Woody.

19 Mar 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

21 Mar 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

22 Mar 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

23 Mar 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

26 Mar 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

28 Mar 2007      Notification of Transaction in Own Shares
                 - Share Buy-back.

28 Mar 2007      Notification of documents available for viewing
                 - Annual Report & Accounts, Summary Financial
                 Statement and Notice of Annual General Meeting.


TM Trademark of Smith & Nephew


Copies of the documents published via RNS may be obtained from the Regulatory News Service provided by the London Stock Exchange at http:// www.londonstockexchange.com/en-gb/pricesnews/marketnews/marketnews.htm and any related documents are available at the UKLA's Document Viewing Facility, Financial Services Authority, 25 The North Colonnade, Canary Wharf, London. E14 5HS


2. DOCUMENTS FILED AT COMPANIES HOUSE.

The Company has submitted filings to Companies House in relation to the Company's annual return and group accounts, the appointment, resignations and change of particulars of directors, the allotment of shares, returns by the Company for purchasing its own shares, amendments to the Company's Articles of Association and ordinary and special resolutions passed at the Company's Annual General Meeting held on 27 April 2006.

Copies of these documents can be found on the Companies House website at http://www.companieshouse.gov.uk/ or through Companies House Direct at http://direct.companieshouse.gov.uk/. Alternatively copes can be obtained from Companies House, Crown Way, Cardiff. CF14 3UZ


3. DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

The Company has submitted filings to the Securities and Exchange Commission by virtue of having American Depositary Shares listed on the New York Stock Exchange.

Full details of these filings can be viewed at http://www.sec.gov/edgar/searchedgar/companysearch.html


4. ANNUAL REPORT FOR THE YEAR ENDED 31 DECEMBER 2006.

The Company's Annual Report for the year ended 31 December 2006 can be found on the Company's website, together with the 2006 Summary Financial Statement and Notice of Annual General Meeting.

Copies can be located on the Company's website at http://www.smith-nephew.com/ and http://www.smith-nephew.com/investors/reports_results.html

Copies of all the documents referred to above are also available for inspection at the Company's registered office; 15 Adam Street, London. WC2N 6LA during normal business hours.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Further information regarding the Company and its activities can be located on the Company's website http://www.smith-nephew.com